UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Halo Lifestyle LLC

Legal status of issuer

    Form
    LLC

    Jurisdiction of Incorporation/Organization
    New York

    Date of organization
    July 16, 2016

Physical address of issuer
524 Broadway, New York, NY 10012

Website of issuer
https://halohydration.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
125,430

Price (or method for determining price)
$.1993

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$5,000,000

Deadline to reach the target offering amount
October 1, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,367,288	$4,980,894
Cash & Cash Equivalents	$2,728,163	$4,560,759
Accounts Receivable	$70,654	$12,227
Short-term Debt	$731,531	$253,194
Long-term Debt	$731,531	$396,850
Revenues/Sales	$525,067	$397,920
Cost of Goods Sold	$535,928	$283,762
Taxes Paid	$0	$0
Net Income	$ (3,887,773)	$ (2,954,729)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 1, 2022

Halo Lifestyle LLC





Up to $5,000,000 of Preferred Equity


Halo Lifestyle LLC, ("HALO", "HALO Hydration", "HALO Energy", the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 1, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $764,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by September 16, 2022 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $5,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://halohydration.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/halo.hydration

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Halo Lifestyle LLC, Inc. ("the Company") is a New York LLC, incorporated on July 16, 2016.

The Company is located at 524 Broadway, New York, NY 10012.

The Company's website is https://halohydration.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/halo.hydration and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Maximum amount of Series Seed Preferred Stock	$5,000,000
Purchase price per Security	$.1993
Minimum investment amount per investor	$1,000
Offering deadline	October 1, 2022
Use of proceeds	See the description of the use of proceeds on page 12 hereof.

Voting Rights	See the description of the voting rights on pages 12, 13, 15, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated a deficit of $15,562,546 as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue. For the years ended December 31, 2021, and 2020, two customers accounted for 66% and 50% of revenue, respectively. As of December 31, 2021, one customer accounted for 65% of accounts receivable.

The Company has not filed a Form D for its Seed 1 offering from September 2018, and Seed 2 offering from December 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The beverage market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations.

These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for 1-2 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 22.1498% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

What is HALO?

HALO is a premium hydration products company focused on the next generation of healthy hydration. In June 2021, we launched our "HALO On-The-Go", a hydration powder filled with electrolytes, minerals, and vitamins and 10x less sugar than the leading brand!

What's the problem?

Consumers have been on a war against sugar and have therefore become more interested in 'reading the label' to see what products are really composed of. COVID has accelerated the public interest in 'health-conscious' food and beverages which is where we come in.

HALO's solution

Given the tailwinds detailed above, HALO has curated a beverage with health being of paramount importance. HALO has combined a high concentration of vitamins, minerals and electrolytes with a pinch of sugar to enable the body to optimize hydration whilst also boosting immunity. On the logistics side, the powdered delivery mechanism makes storage and shipping significantly easier, and we believe this is the future of the category.

Business Plan

After we created the product, HALO was chosen to be stocked at Walmart. HALO is now across approximately 1,400 Walmart stores in 49 states, seeing great rotation, and we believe we are likely to do more than $1mm in our first full year of business. We are now pitching Target, Walgreens, Vitamin Shoppe and CVS.

Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.81% of the proceeds, or $67,300, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 7.70% of the proceeds, or $385,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
A&P	41%	41%	23%
Future Operating Capital (headcount, other SG&A)	57%	57%	70%
Legal	2%	2%	6%
Other	0%	0%	1%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Anshuman Vohra	Founder & CEO	Day to day company management; active CEO

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Class A Common Units of Membership Interests	26,784,495	Yes	N/A	57.2889%	N/A
Class B Voting Units of Membership Interests (converting at 0 (no effect on fully diluted))	20,000,000	Yes	N/A	N/A	N/A
Series Seed Preferred Units of Membership Interest	19,299,701	As defined in COI	N/A	41.2798%	See COI
Units available for issuance under the plan	669,169	Only if Exercised	N/A	1.4313%	N/A

The Company has the following debt outstanding:

During the years ended December 31, 2021, and 2020, the Company recorded bad debt expenses of $28,894 and $0, respectively, to write off receivables deemed uncollectible.

Ownership
A majority of the Company is owned by Anshuman Vohra.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership

Anshuman Vohra	20,124,323	31.1848%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Halo Lifestyle LLC, ("the Company") was incorporated on July 16, 2016 under the laws of the State of Delaware, and is headquartered in 524 Broadway, New York, NY 10012.

Halo Lifestyle LLC was formed on July 5, 2016, in the state of New York. The financial statements of Halo Lifestyle LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in New York, New York. The Company was formed to make premium products in the healthy hydration segment.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1,420,076.49 cash on hand as of April 29, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $10,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed	September 2017 – January 2022	Regulation D	Series seed Preferred Units	$16,149,670	Continuing working capital

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $764,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering.

The Series Seed Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed Preferred Stock in this offering.

For the Offerings, investors who invest $50,000 or greater will be considered "Major Investors" under the Series Seed Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;

- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Anshuman Vohra

(Signature)

Anshuman Vohra

(Name)

Founder & CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Anshuman Vohra

(Signature)

Anshuman Vohra

(Name)

Founder & CEO

(Title)

June 1, 2022

(Date)

Rob Soni

(Signature)

Rob Soni

(Name)

Advisor, Chairman

(Title)

June 1, 2022

(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

HALO LIFESTYLE, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REPORT

To the Members
Halo Lifestyle LLC
New York, NY

Opinion

We have audited the financial statements of Halo Lifestyle LLC which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Halo Lifestyle LLC, as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Halo Lifestyle LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Halo Lifestyle LLC's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Halo Lifestyle LLC's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Halo Lifestyle LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 18, 2022

Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash and cash equivalents	$	2,728,163	$	4,560,759
Accounts receivable, net		70,654		12,227
Inventories		445,796		328,133
Prepaid expenses and other current assets		91,811		33,858
Total current assets		**3,336,425**		**4,934,978**
Property and equipment, net		4,499		19,552
Intangible assets		26,365		26,365
Total assets	$	**3,367,288**	$	**4,980,894**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	578,400	$	161,582
Accrued expenses		153,131		91,612
Total current liabilities		**731,531**		**253,194**
Loan payable		-		143,656
Total liabilities		**731,531**		**396,850**
MEMBERS' EQUITY				
Members' capital		18,198,302		16,258,817
Accumulated deficit		(15,562,546)		(11,674,772)
Total members' equity		**2,635,756**		**4,584,045**
Total liabilities and members' equity	$	**3,367,288**	$	**4,980,894**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	525,067	$	397,920
Cost of goods sold		535,928		283,762
Gross profit		(10,862)		114,158
Operating expenses				
General and administrative		2,594,896		2,221,774
Sales and marketing		1,426,157		853,663
Total operating expenses		4,021,053		3,075,437
Operating loss		(4,031,914)		(2,961,279)
Interest income		(485)		(6,550)
Other income		(143,656)		-
Loss before provision for income taxes		(3,887,773)		(2,954,729)
Provision/(benefit) for income taxes		-		-
Net Loss	$	**(3,887,773)**	$	**(2,954,729)**

See accompanying notes to financial statements.

HALO LIFESTYLE LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

(in $US)	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance—December 31, 2019	**$ 13,062,821**	**$ (8,720,043)**	**$ 4,342,778**
Issuance of Series Seed preferred units, net of issuance costs	2,568,612	-	2,568,612
Equity based compensation	627,384	-	627,384
Net loss	-	(2,954,729)	(2,954,729)
Balance—December 31, 2020	**$ 16,258,817**	**$ (11,674,772)**	**$ 4,584,045**
Issuance of Series Seed preferred units, net of issuance costs	1,100,465		1,100,465
Equity based compensation	839,020	-	839,020
Net loss	-	(3,887,773)	(3,887,773)
Balance—December 31, 2021	**$ 18,198,302**	**$ (15,562,546)**	**$ 2,635,756**

See accompanying notes to financial statements.

HALO LIFESTYLE LLC
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (3,887,773)	$ (2,954,729)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	17,856	28,365
Equity based compensation	839,020	627,384
Other income - PPP forgiveness	(143,656)	-
Changes in operating assets and liabilities:		
Accounts receivable	(58,428)	(1,042)
Inventories	(117,663)	(133,039)
Prepaid expenses and other current assets	(57,953)	21,518
Accounts payable	416,818	(17,724)
Accrued expenses	61,519	469
Net cash used in operating activities	**(2,930,259)**	**(2,428,798)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(2,802)	(1,632)
Purchase of intangible assets	-	(101)
Net cash used in investing activities	**(2,802)**	**(1,733)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from loan payable	-	143,656
Issuance of Series Seed preferred units, net of issuance costs	1,100,465	2,568,612
Net cash provided/(used) by financing activities	**1,100,465**	**2,712,268**
Change in cash	(1,832,597)	281,737
Cash—beginning of year	4,560,759	4,279,022
Cash—end of year	**$ 2,728,163**	**$ 4,560,759**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Halo Lifestyle LLC was formed on July 5, 2016, in the state of New York. The financial statements of Halo Lifestyle LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in New York, New York.

The Company was formed to make premium products in the healthy hydration segment.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include inventory and cost of goods sold, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue. For the years ended December 31, 2021, and 2020, two customers accounted for 66% and 50% of revenue, respectively. As of December 31, 2021, one customer accounted for 65% of accounts receivable.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment on receipt of invoice or within 15 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. During the years ended December 31, 2021, and 2020, the Company recorded bad debt expenses of $28,894 and $0, respectively, to write off receivables deemed uncollectible.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory includes finished goods, raw materials, and packaging materials.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2020, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract

5) Recognize revenue as the performance obligation is satisfied.

The Company generates revenues by selling beverage supplement products. The Company recognizes revenue from product sales when the goods have been shipped to the customer, and the Company has satisfied its performance obligation.

Advertising

The Company expenses advertising costs as they are incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 18, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twleve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of December 31,		2021		2020
Finished goods	$	382,602	$	229,650
Raw materials and packaging materials		63,194		98,483
Inventories	$	**445,796**	$	**328,133**

4.   LONG-LIVED ASSETS

Property and Equipment
As of December 31, 2021, and 2020, property and equipment, net consist of:

As of December 31,		2021		2020
Equipment	$	22,766	$	19,964
Furniture and fixtures		43,682		43,682
Property and equipment, at cost		66,448		63,646
Less: Accumulated depreciation		(61,950)		(44,094)
Property and Equipment, Net	$	**4,499**	$	**19,552**

Depreciation expenses for property and equipment for the years ended December 31, 2021, and 2020 were $17,856 and $28,365, respectively.

Intangible Assets
Intangible assets consist of costs incurred for trademarks and domains.

5.   LOAN PAYABLE

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $143,656, pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply for forgiveness of the PPP Loan from the lender, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The loan proceeds were used for payroll and other covered payments. In 2021, the

Company received notification of full forgiveness of the PPP Loan, and recorded a gain included in other income in the statements of operations.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

As of December 31, 2021, the amended and restated limited liability company agreement authorized the Company to issue up to 72,438,866 units of membership interests, of which 50,000,000 units have been designated as common units, including 30,000,000 as Class A units and 20,000,000 as Class B units. The Company has designated 22,438,866 units as Series Seed preferred units. Of the 30,000,000 units designated as Class A units, 8,806,865 units have been reserved for issuance pursuant to the Company's Equity Incentive Plan.

Contributions of members may be in cash, property, services rendered, or in a promissory note or other obligation to contribute cash or property or to perform services. Net profits and net losses for each fiscal year shall be allocated to the members in accordance with their respective unit ownership percentages. In the event the Board of Managers determines to make any distributions, funds shall first be distributed to the Preferred Members based on the Series Seed original issue price, and second to the common members pro rata in proportion to the number of Class A common units (including profit interests).

During the years ended December 31, 2021, and 2020, the Company issued Series Seed units for net proceeds of $1,100,465 and $2,568,612, respectively.

As of December 31, 2021, the Company had 18,646,799 Class A units outstanding, 20,000,000 Class B units outstanding and 19,157,643 Series Seed preferred units outstanding.

Equity Incentive Plan

The Company's 2017 Equity Plan has reserved 8,806,865 Class A units to be issued as profit interests. The profit interests generally vest through four years over the recipient's service period. The Company determines the value of the profit interests granted based on the grant-date fair value of the underlying units. Equity-based compensation is recorded as the profit interests vest.

During the years ended December 31, 2021, and 2020, the Company recorded equity-based compensation expenses of $839,020 and $627,384, respectively.

As of December 31, 2021, there were 6,727,960 profit units outstanding and 2,078,905 units reserved for future issuance.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company pays month to month rent for an office space. Rent expenses for the years ended December 31, 2021, and 2020 were $12,632 and $71,988, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 19, 2022, which is the date the financial statements were available to be issued. There have been no events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $15,562,546 as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website



London

Website: www.halohydration.com

Share: f ⅏ in

HALO Hydration

Creator of premium, low sugar electrolyte hydration products

Edit Profile

⌂ Follow

$10,000,000
Pre-Money valuation

Preferred Equity
Security Type

INVEST IN HALO HYDRATION

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Data Room

⊙ 0 comments

⊙ FAQs About Investing

✉ Contact SeedInvest

Company Highlights

> After launching powder products in June 2021, HALO made it's industry presence at Walmart, launching in approximately 1,400 Walmart stores in 49 states

> Based on initial traction at Walmart, we estimate year 1 HALO revenue at $1M

> Notable investors and ambassadors include 3x Grand Slam Champion Sir Andy Murray, Patrick Mouratoglou (Serena Williams' coach for 10 years), and international soccer player Emerson Palmieri

> HALO products are already available in the US, the UK, and the EU

> Founder & CEO, Anshuman Vohra, is a serial entrepreneur with a successful exit of his prior company (some of the same team members are involved in Halo), chairman, Rob Soni, is a distinguished venture capitalist with a track record of early investments and successful exits

Fundraise Highlights

> Total Round Size: US $2,675,000

> Raise Description: Seed

> Security Type: Preferred Equity

> Pre-Money valuation : US $10,000,000

> Target Minimum Raise Amount: US $764,000

> Offering Type: Side by Side Offering

HALO: on a mission to inspire the world to hydrate better. As stated by Sir Andy Murray, "I'm excited for you to discover more about the world of HALO Hydration, and hope to have you join #teamhalo."

─────

What is HALO?

HALO is a premium hydration products company focused on the next generation of healthy hydration. In June 2021, we launched our "HALO On-The-Go", a hydration powder filled with electrolytes, minerals, and vitamins and 10x less sugar than the leading brand!

What's the problem?

Consumers have been on a war against sugar and have therefore become more interested in 'reading the label' to see what products are really composed of. COVID has accelerated the public interest in 'health-conscious' food and beverages which is where we come in.

HALO's solution

Given the tailwinds detailed above, HALO has curated a beverage with health being of paramount importance. HALO has combined a high concentration of vitamins, minerals and electrolytes with a pinch of sugar to enable the body to optimize hydration whilst also boosting immunity. On the logistics side, the powdered delivery mechanism makes storage and shipping significantly easier, and we believe this is the future of the category.

Traction

After we created the product, HALO was chosen to be stocked at Walmart. HALO is now across approximately 1,400 Walmart stores in 49 states, seeing great rotation, and we believe we are likely to do more than $1mm in our first full year of business. We are now pitching Target, Walgreens, Vitamin Shoppe and CVS.

Pitch Deck



Gallery





Media Mentions

  

The Team

Founders and Officers



Anshuman Vohra
FOUNDER & CEO

Anshuman started his career on Wall Street as an investment banker at JP Morgan. He then began his entrepreneurial career in the spirits industry where he Founded BULLDOG London Dry Gin. He grew BULLDOG to be the 4th largest premium gin in the world, available in 95 countries, and selling ~2M bottles annually. BULLDOG was then acquired by Campari in 2017 for $70M. With a desire for more success, Anshuman saw an opportunity in the hydration space and began his second venture, launching HALO Hydration where he is the Founder and CEO. HALO is a next generation hydration company, backed by Sir Andy Murray and other luminaries.

Key Team Members

 Sarah Soni    Jamie Whiteford    Carla O'Brien

 Anne Chatain    Felix Zelgert    Tea Li

Notable Advisors & Investors

 Rob Soni

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $2,675,000
Target Minimum:	US $764,000

Key Terms

Security Type:	Preferred Equity
Pre-Money valuation:	US $10,000,000

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information
Closing conditions:	While HALO Hydration has set an overall target minimum of US $764,000 for the round, HALO Hydration must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to HALO Hydration's Form C.
Regulation CF cap:	While HALO Hydration is offering up to US $2,675,000 worth of securities in its Seed, only up to US $0 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

- A&P
- Future Operating Capit...
- Legal

- A&P
- Future Operating Capit...
- Legal
- other

Investor Perks

Perks do not roll over to the next level (since they are baked in).

$5,000 - $14,999.99

- 6 month supply of HALO

- HALO reusable water bottle

$15,000 - $49,999.99

- 1 year supply of HALO

- HALO reusable water bottle

$50,000 - $249,999

- 1 year supply of HALO

- HALO reusable water bottle

- Backstage VIP passes to one of Pitbull's concert

$250,000+

- Tickets to the 2022 US Open with a meet and greet with Sir Andy Murray

- Backstage VIP passes to Pitbull's concert

- Lifetime supply of HALO products

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of HALO Hydration's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed 1	
Round Size	US $9,500,000
Closed Date	Sep 5, 2018
Security Type	Preferred Equity
Pre-Money valuation	US $15,000,000

Seed 2	
Round Size	US $6,500,000
Closed Date	Dec 31, 2021
Security Type	Preferred Equity
Pre-Money valuation	US $10,000,000

Market Landscape

The healthy hydration space has seen increased activity over the last few years, with two significant transactions (Liquid IV and Nuun). This puts the market size of powdered beverages at around $10 billion. We are one of the "low sugar, high performance" player in the category (aiming to be what RXBAR was to protein bars) and we use successful, global athletes and celebrities to help market our products. We believe we're able to differentiate ourselves substantially by our taste, and our brand. We believe a strong brand can be a crucial factor for a potential exit opportunity.

Europe is trailing the US in this space - given our footprint already in the UK, and with the ambassadors/investors on board #TeamHALO, we feel we're in a great place to attack the European market with the goal of becoming the sector leader.

Compared to our competitors, we believe our biggest differentiating factor is taste - consumers who try HALO say it tastes incredible!

Compared to sector leader Liquid IV, we have 10x less sugar per serving, and 10x more Vitamin C than they do, and consumers love our flavor profile.

With our retail footprint ever expanding, our goal is that HALO's COGS will keep reducing, earning more margin as we grow the company.

We aim to target a community of users that is both male and female, who exercise at least 2/3 times per week, like to look good and feel good but not at the expense of enjoying themselves. They're often rushed and are looking for on-the-go, looking for convenient items to enhance their lives and make their day-to-day life easier.

Our portability, sustainability (shipping powders are much more carbon-friendly than shipping beverages), longer shelf life, and the fact we don't need to be refrigerated, is a huge advantage to consumers who need to pack for the day ahead, or want something on-the-go.

Risks and Disclosures

During the years ended December 31, 2021, and 2020, the Company recorded bad debt expenses of $28,894 and $0, respectively, to write off receivables deemed uncollectible.

The reviewing CPA has included a "going concern" note in the reviewed financials.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated a deficit of $15,562,546 as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue. For the years ended December 31, 2021, and 2020, two customers accounted for 66% and 50% of revenue, respectively. As of December 31, 2021, one customer accounted for 65% of accounts receivable.

The Company has not filed a Form D for its Seed 1 offering from September 2018, and Seed 2 offering from December 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The beverage market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
〉 🗀 Financials (2 files)	May 25, 2022	Folder
〉 🗀 Fundraising Round (1 file)	May 25, 2022	Folder
〉 🗀 Investor Agreements (1 file)	May 25, 2022	Folder
〉 🗀 Miscellaneous (3 files)	May 25, 2022	Folder

Join the Conversation

Be the first to post a comment or question about HALO Hydration.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...	POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in HALO Hydration

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by HALO Hydration. Once HALO Hydration accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to HALO Hydration in exchange for your securities. At that point, you will be a proud owner in HALO Hydration.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, HALO Hydration has set a minimum investment amount of US $0.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now HALO Hydration does not plan to list these securities on a national exchange or another secondary market. At some point HALO Hydration may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when HALO Hydration either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is HALO Hydration's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the HALO Hydration's Form C. The Form C includes important details about HALO Hydration's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

THE NEXT ERA OF HEALTHY HYDRATION

HALO



DISCLAIMER: THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY CONTAIN HYPOTHETICAL ILLUSTRATIONS OF MATHEMATICAL PRINCIPLES, ARE MEANT FOR ILLUSTRATIVE PURPOSES, AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.



MISSION: TO INSPIRE THE WORLD TO HYDRATE BETTER

"I'm excited for you to discover more about the world of HALO hydration and hope to have you join #teamhalo."
- Andy Murray

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

HALO

GOAL: TO MAKE HALO "SYNONYMOUS WITH HYDRATION"

HALO is a premium hydration products company offering the next generation of electrolyte delivery in the form of its advanced hydration electrolyte powders, which is easy to ship, easy to store, easy to mix, easy to drink, and a more sustainable delivery mechanism than traditional functional drinks.



HALO
pink lemonade
orange
peach
berry
lemonade

- Historically, people consumed electrolytes to cure dehydration via sports drinks in plastic bottles.
- 70% of the US is dehydrated at any one time, despite ample access to drinkable water. As a result of this, symptoms include chronic dehydration, nausea, blurriness, fatigue, etc., leading to unnecessary loss of productivity and performance**.**
- Available in approximately 1,400 Walmart stores in the US and online at halohydration.com and Amazon.com across the US, UK, and EU.
- Backed by Grand Slam Champion **Sir Andy Murray,** and soccer superstar **Emerson Palmieri**, as well as cutting-edge science and nutrition professionals. Formulated for A+ professional athletes and works just as potently for those living an active lifestyle.
- Launched powders in July 2021 and achieved close to a **$1M annual run-rate** quarter in Q3 2021.
- Based on recent Walmart rollout, we have updated revenue projections to $1.5mm in 2022 and $7.2mm in 2023.
- The category is active with two high profile, high value acquisitions in the past 18 months; HALO is very well positioned on both sides of the Atlantic.

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

THE ASK

HALO seeks funding in order to:



Fund rollout in Walmart and other retail, including expanding store count, SKU mix, etc. Early data shows HALO outperforming most other independent brands in the category, including those who have been listed at Walmart far longer.



Continue digital rollout in Europe, where the Company possesses a "first-mover" advantage, akin to what Liquid IV had in the US when they launched. HALO is an early entrant to the powders in Europe, and we believe that our mix of assets and influencers allow us to scale up efficiently and intelligently across the EU.



Add 3-4 team members, including in logistics, ops, commercial management, and other parts of the business. Given the dislocation at our competitors, we believe we can quickly poach "ready on day one" talent.



Increase spend on working capital, ensuring we have enough product on hand for upside case revenue jump; we are in conversations with several retailers, including Walgreens, Vitamin Shoppe, etc.

We believe this funding will carry us to a $10mm run-rate business by 2024

THE NEXT ERA OF HEALTHY, MORE SUSTAINABLE HYDRATION

1980   1990   2000   2010   2020+

TRADITIONAL SPORTS DRINKS

(Powerade, Gatorade, etc.)

FUNCTIONAL BEVERAGES

(VitaminWater, etc.)

COCONUT WATERS

(Zico, Vita Coco, Harmless Harvest, etc.)

ENHANCED/FLAVORED WATER

(Smart Water, Essentia, Hint, etc.)



Accelerated by COVID-19, the inflection point is now. Consumers are quickly becoming far more health conscious and seeking better ways to hydrate and boost immunity **without the calories.**

No color, no artificial sweetener. Added vitamins + minerals + electrolytes + antioxidants

HALO
ON-THE-GO



Delivering fast, efficient hydration with HALO's signature refreshing taste, **HALO Hydration Sticks** are perfect for combating dehydration on-the-go.



6 STICKS
pink lemonade
naturally flavored with other natural flavors
1g SUGAR
15 CAL
HALO
HYDRATION
hydrate better. perform better.
435mg electrolytes
72 trace minerals
6 essential vitamins
no artificial colors
and sweeteners
SPORT BANNED SUBSTANCE TESTED
advanced hydration electrolyte
& immunity powder supplement
6 x 5G (.18 OZ) STICKS. NET WT. 30G (1.06 OZ)
HALO HYDRATION
supercharged hydration mix supplement
pink lemonade
NET WT 0.18OZ (5G)

THE HALO DIFFERENCE

- Proprietary blend of Natural Electrolytes from the Great Salt Lakes of Utah.
- 72 Trace Minerals to replenish nutrients your body needs.
- Only 1g of natural organic sugar and just 15 calories per stick (vs. 11g sugar and 45 calories for the sector leader).
- Daily Dose of Vitamin C to boost immunity (greater concentration per stick than sector leader).
- B Vitamins – Help maintain energy and support metabolism.
- Tremendous uptake: feedback on taste and functionality are great.

KEY RECENT WINS







HALO picked up by **leading nutrition distributor in UK, Tropicana**

HALO Electrolyte Powders and Drops to be stocked on **US Navy ships**

HALO is being sold in approx. **1,400** Walmart stores in the USA









Sir Andy Murray becomes HALO investor and brand ambassador

The Most Influential Tennis Coach in the world, **Patrick Mouratoglou** invests in HALO

Global megastar, entrepreneur and musician, **Pitbull** invests in HALO

International Football star, **Emerson Palmieri** invests in HALO

HALO IS CREATING A STIR AT WALMART:

HALO launched in Walmart in Oct 2021 and

REPLACED A COMPETING BRAND AND IS OUTPERFORMING WALMART'S LAUNCH EXPECTATION

- Rolled out in approx. 1,400 stores, which is 1/3 of their store count, in 49 states with 3 SKUs (Berry, Peach, Pink Lemonade) in 6pk format retailing for $6.98.

- Given the tough nature of Walmart, we believe that success at Walmart is a harbinger of success in big retail for HALO as:
  - Other consumers (Target, Costco, etc.) should be easier to acquire.
  - Other retailers take cues from Walmart.
  - Massive "HALO" effect of Walmart's consumers seeing us on retail, social, etc.
  - We believe that we can be profitable at the brand contribution level at Walmart within 18 months; boding well for our prosects at other retailers, where we are confident that we'll enjoy higher margins from the get-go.



HALO
HYDRATION
supercharged hydration mix supplement
pink lemonade
NET WT 0.18OZ (5G)
6 STICKS
pink lemonade
naturally flavored with other natural flavors
1g SUGAR
15 CAL
HALO
HYDRATION
hydrate better. perform better.
435mg electrolytes
72 trace minerals
6 essential vitamins
no artificial colors
and sweeteners
SPORT
advanced hydration electrolyte
& immunity powder supplement
6 x 5G (.18 OZ) STICKS. NET WT. 30G (1.06 OZ)

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

HALO IS OUTPERFORMING THE COMPETITION AT WALMART, DESPITE LAUNCHING AFTER THEM



Units / Store / Week



Weekly $ Sales at 1,400 Walmarts

Note: Competitor data for 12 months ending Oct 3, 2021. HALO's data is average of April 2022

We are on track to do more than $1mm in our first 12 months at Walmart, doubling our original targeted revenue of $500k.

Source: Industry sources, management estimates
Note: Cure, Hydrant and SOS have all been at Walmart longer than HALO

AMAZON PERFORMING WELL AND GROWING



Total Amazon Revenue 2021-22

○ Started selling our powders on Amazon in August in USA and UK

○ We were initially ranked 300+ in sports nutrition and are now in the top 50 within 3 months

○ Traffic is expected to increase by over 600% since we started in August

○ HALO is also live on Amazon Germany, and will be live in France, Spain, and Italy later in 2022

Availability on Amazon and Walmart gives us immediate and immense scalability.

HALO IS A MORE COMPREHENSIVE HYDRATION SOURCE WITHOUT THE EXCESS SUGAR

    

Brand	HALO Hydration	Liquid I.V.	Drip Drop	SOS	Biosteel
Flavor Profiles	Pink Lemonade, Peach, Berry, Iced Caramel Latte	Acai Berry, Lemon Lime, Passion Fruit, Guava, Apple Pie, Watermelon,	Lemon, Berry, Watermelon, Orange	Watermelon, Berry, Lemon Lime, Mango	Rainbow Twist, Mixed Berry, Blue Raspberry, Peach-Mango, Lemon-Lime, Watermelon
Sweeteners	Natural: Organic Cane Sugar & Stevia	Natural & Artificial: Cane Sugar, Dextrose, Stevia	Natural & Artificial: Sugar, Dextrose, Sucralose	Natural: Sugar & Stevia	Natural: Stevia
Electrolytes	Sodium, Potassium, Magnesium, Trace Minerals	Sodium, Potassium	Sodium, Potassium, Magnesium	Magnesium, Potassium, Sodium	Sodium, Potassium, Magnesium, Coconut Water, Watermelon Extract
Calories per Stick	15 cal	45 cal	35 cal	10 cal	5 cal
Sugar per Stick	1 g	11 g	7 g	3 g	0 g
Carbs per Stick	4 g	11 g	9 g	3 g	1 g
Trace Minerals	72 from the Great Salt Lake				
Vitamin C	1,200 mg	73 mg	70 mg		0 mg
B Vitamins	✓	✓		✓	✓
Sodium	75 mg	550 mg	330 mg	330 mg	140 mg
Zinc	3 mg		1.5 mg	2 mg	

MARKETING SUPPORT TO DRIVE AWARENESS & TRIAL IN 2022

Supporting our brand with key influencers and paid and organic media to drive awareness and trial



	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
LAUNCHES & UPDATES	HALO DROPS ONLINE					HALO ENERGY ONLINE						
ALWAYS ON PAID SEARCH & SOCIAL		HYDRATE BETTER. PERFORM BETTER. CAMPAIGN LAUNCHED IN FEB 2022 PAID CREATIVE TO SUPPORT CAMPAIGN THROUGHOUT 2022										
ORGANIC SOCIAL, CRM & GIVEAWAYS	AMY ROSAFF DAVIS & BALA BANDS	EMERSON PALMIERI SIGNED JERSEY	BLENDER BOMBS GIVEAWAY	DUNLOP, SLINGER BAGS W/ MOURATOGLOU	TICKET GIVEAWAY TO NBA FINALS	WIMBELDON WITH PATRICK	MOURATOGLOU ACADEMY WITH ANDY MURRAY	GIVEAWAY TO THE US OPEN WITH JUNIORS	GIVEAWAY WITH FITNESS PRO'S	HALO GIVEAWAY	STAYING HEALTHY WITH HALO	EDUCATION: WINTER HYDRATION
CONSUMER ENGAGEMENT		$3.50 OFF 1st PURCHASE & $2 OFF 2nd PURCHASE ibotta					FOCUS ON SUMMER HYDRATION $2 OFF ibotta					
POTENTIAL DISPLAY & PROMOTIONS						END OF AISLE DISPLAYS WITH 6 PACKS		12 COUNT BOX FOR CHECK OUT & WATER DOORS		FOCUS ON WINTER WELLNESS & HYDRATION WITH HALO'S ELECTROLYTES, VITAMINS AND MINERALS AND LOW SUGAR		

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

HALO MAKING SWIFT ENTRY TO COLLEGES & UNIVERSITIES

WITH 11 UNIVERSITIES ALREADY PURCHASING & EXPECTED TOTAL ANNUAL REVENUE OF $100k

- **NCAA NIL rule change allows college athletes to advertise** - we have been quick to sign-up over 100 NIL athletes who are now spokespeople for the brand.
- **Tremendous uptake**: feedback on taste and functionality are fantastic, particularly the portability aspect which allows athletes to grab HALO on-the-go.
- **Commercial and marketing opportunities in nature**: we have some of largest colleges now purchasing HALO for their athletes.
- These relationships give us the most incredible, **organic marketing opportunities** which would usually cost of 10's of thousands of dollars
- Given how many lifetime habits are formed before people can legally drink, we think the **long-term benefits of community-building** in this channel are immense.





noah_schachter
THANKS @HALOHYDRATION FOR KEEPING ME HYDRATED
#TEAMHALO

scarlett.hutchinson
keeps me going
post-practice hydration with @halohydration
How #teamHALO hydrates

wmtribelax
Big thanks to @halohydration and men's tennis alum @topdog_halo for speaking to our team today!
We are fueled and ready to go for the alumni game tomorrow!
#Tribe
#TeamHALO

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

SERIAL ENTREPRENEUR WITH SUCCESSFUL EXIT OF PRIOR COMPANY



ANSHUMAN VOHRA
Founder and CEO in HALO

BULLDOG
LONDON DRY GIN

$70m

○ Founder and CEO of BULLDOG London Dry Gin. Grew BULLDOG to be the 4th largest premium gin in the world. Available in 95 countries, selling ~2M bottles annually.

○ BULLDOG was acquired by Gruppo Campari for $70m in 2017.

○ Now, Founder and CEO of HALO – the next generation hydration company, backed by Sir Andy Murray and other luminaries.

○ HALO makes the ultimate low sugar, low carb, electrolyte hydration powder. Available in the US, including Walmart, UK, and the EU.

HALO

EXPERIENCED CPG MANAGEMENT TEAM

We have chosen a team (some who are veterans from BULLDOG London Dry Gin) who are focused on marketing and strategy, as well as experienced non-alcoholic folks on the execution side.



ANSHUMAN VOHRA
Chief Executive Officer

Founder of BULLDOG Gin, Anshuman is a serial entrepreneur and former JP Morgan investment-banker.



SARAH SONI
Executive Vice President

Sarah led strategic finance at several digital-forward companies including FultonFishMarket.com, Kettlebell Kitchen and BULLDOG Gin. Prior to these leadership roles, Sarah was a hedge fund investor.



CARLA O'BRIEN
Head of Retail & Trade Marketing

Carla is a senior marketing executive consulting on high growth CPG brands. She grew Stuffed Puffs to $30M in 2 years and worked on emerging RTD brands including Bai.



ANNE CHATAIN
Digital Operations Director

Anne is an integrated marketing professional, specialized in branding and digital marketing, developing multichannel strategies to drive sales on Amazon and Shopify, deepen brand love, and create advocacy.

A TRACK RECORD OF EARLY-STAGE INVESTMENTS AND SUCCESSFUL EXITS



ROB SONI
Chairman, Board of Managers in HALO

Distinguished venture capitalist and active investor in the consumer products space with early investments in BULLDOG Gin, Bai Brands, Sir Kensington's, Coravin, Skulpt, and GoLive Products, among others.









GIVEN OUR BROAD APPEAL,

THERE IS SIGNIFICANT MARKET SIZE FROM WHICH TO TAKE SHARE



3%

Assuming similar success as BULLDOG, which just prior to COVID had 3% of the premium gin market in various regions, HALO could potentially do several hundred millions $ in revenue.



$6.4B
Enhanced Water

$24.4B
Sports Drinks

$10.4B
Powder Beverage

$41.2bn Estimated market size, capturing even **1%** of the total market could yield a significant outcome.

HALO

UK LAUNCH

"STAYING HYDRATED WITH HALO KEEPS ME AT MY BEST

for my busy lifestyle, whether it's on the court, in the gym, travelling or at home in dad mode. I am excited to be bringing HALO to the UK and to finally get people hydrating the right way"

— Andy Murray
Tennis Legend, HALO Ambassador

amazon.co.uk


HYDRATE
BETTER.
PERFORM
BETTER.
WITH ANDY MURRAY'S
ELECTROLYTE STICK OF CHOICE.
pink lemonade
HALO
hydrate better. perform better.
1g
SUGAR
15 CAL


HYDRATE
BETTER.
PERFORM
BETTER.
WITH ANDY MURRAY'S
ELECTROLYTE STICK OF CHOICE.
15 CAL
1g
SUGAR
HALO
HYDRATION
supercharged hydration mix supplement
berry

Starting with an online-only strategy, we have already been chosen to be stocked by the largest nutrition distributor in the country

Our marketing approach will continue to build on Sir Andy Murray's incredible reputation and influence, encouraging the UK market to try Andy Murray's "favorite way to hydrate".

The above individuals were [not] compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

KEY INVESTMENT CONSIDERATIONS



Clear consumer target
tech & health savvy,
"wellness enthusiasts".



Strong brand DNA with iconic
packaging, distinct look & feel.



Strides in initial marketing with
influential celebrity signed on
to represent the brand & a robust
social presence.



**Europe is currently without a standout
leader in the category.** We have
positioned ourselves to take pole position
in Europe whilst taking share in the US.



Industry veterans hired
to bolster team.



Experienced Founder led company,
focused on growth with a successful
track record including multiple exits

HALO



USES OF CAPITAL

USES	
Offering Related Legal	2%
2022 Advertising & Promotions ("A&P")	41%
Future Operating Capital (headcount, other SG&A, etc.)	57%

NON-GAAP PROJECTED FINANCIALS*

	Actual	Projected Fiscal Year ending December 31				
	2021	2022	2023	2024	2025	2026
Summary Financials						
Gross Revenue	$532,626	$1,537,753	$7,902,405	$16,294,391	$31,199,237	$56,972,468
% Growth	34%	189%	414%	106%	91%	83%
Gross Profit	$226,037	$659,357	$3,901,834	$8,539,782	$17,219,617	$32,905,518
% Margin	42%	43%	49%	52%	55%	58%
Advertising & Promotions	$1,110,427	$1,127,338	$3,400,405	$7,477,798	$13,702,872	$24,860,531
% Growth	82%	2%	202%	120%	83%	81%
BRAND CONTRIBUTION	**($884,390)**	**($467,981)**	**$501,429**	**$1,061,984**	**$3,516,745**	**$8,044,987**
% Margin	NM	NM	6%	7%	11%	14%
Non-A&P SG&A	$2,012,272	$2,222,548	$3,311,019	$4,152,979	$5,078,210	$6,133,528
% Growth	10%	10%	49%	25%	22%	21%
EBITDA	**($2,896,662)**	**($2,690,529)**	**($2,809,591)**	**($3,090,995)**	**($1,561,465)**	**$1,911,459**
% Margin	NM	NM	NM	NM	NM	3%
Net Income	(2,948,786)	(2,690,529)	(2,809,591)	(3,090,995)	(1,561,465)	1,911,459
Free Cash Flow	**($2,938,999)**	**($3,167,822)**	**($2,980,457)**	**($3,273,522)**	**($1,682,722)**	**$1,138,262**
Beginning Cash	$4,560,760	$2,728,164	$2,310,343	$4,329,886	$6,056,364	$4,373,641
Free Cash Flow from Operations	(2,938,999)	(3,167,822)	(2,980,457)	(3,273,522)	(1,682,722)	1,138,262
Contributed Capital	1,106,403	2,750,000	5,000,000	5,000,000	0	0
Ending Cash	**$2,728,164**	**$2,310,343**	**$4,329,886**	**$6,056,364**	**$4,373,641**	**$5,511,904**

Note: Financials have been adjusted to exclude non-cash expenses

***Non-GAAP financial projections have been presented in accordance with management's view of metrics relevant to the industry and business**

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

NEXT GENERATION HYDRATION

HALO was formulated with some of the nation's top health and wellness professionals



KERI GLASSMAN
MS, RD

Registered Dietician & Author of four bestselling books on health and nutrition.



MITZI DULAN
RD, CSSD

Celebrity Sports Nutritionist Mitzi Dulan is a leading nutrition expert, spokesperson, author.



AMY SHAH
MD

Integrative Medicine Doctor Amy Shah, M.D.



WHITNEY BOWE
MD

Dr. Whitney Bowe is a leading NYC dermatologist.



SCOTT GREENBERG
MD

Dr. Greenberg specializes in holistic and comprehensive approaches to sports medicine.



JONATHAN MENACHEM
MD

Heart Specialist
Dr. Menachem is an Assistant Professor in the Division of Cardiology and Pediatrics at Vanderbilt University.

So legitimate it made it into COVID hospital rooms because it "effectively hydrates better than Pedialyte in a healthier way"

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

HALO

BACKED BY TOP CELEBRITY TRAINER DON SALADINO

" HALO is the only thing I drink other than water. "

One of the most in-demand trainers in the business, Don is known as the ‘Superhero Trainer’ and is responsible for some of Hollywood’s most coveted physiques.

Client roster includes:

Ryan Reynolds, Jake Gyllenhaal, Blake Lively, Emily Blunt, John Krasinski, Hugh Jackman, and Cindy Crawford.



@donsaladino





&FITNESS
DON SALADINO
THE COACH BEHIND THE SUPERHERO PHYSIQUES OF:
• RYAN REYNOLDS
• SEBASTIAN STAN
• DAVID HARBOUR
• ZACHARY LEVI
P.64
TOP GEAR & GADGETS FOR FALL
CHEAT MEALS VS REFEED MEALS
1 MOVE FOR
FLEX

The above individuals were [not] compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

A FERTILE M&A MARKET FOR ENTREPRENEURS





Nestlé HealthScience

nuun hydration

May 2021:
Nestle acquires Nuun





Unilever

LIQUID I.V. Fueling Life's Adventures

September 2020:
Unilever acquires Liquid I.V.

"Everyday, health-conscious consumers are becoming more aware of how functional hydration products can add to their overall well-being as well as support them during exercise by replacing the minerals that the body loses. That growing awareness is reflected in the steady growth of the category,."

— Greg Behar, CEO of Nestlé Health Science
May 2021

"The global electrolyte mixes market is expected to grow from $3.47 billion in 2020 to $4.09 billion in 2021 at a compound annual growth rate (CAGR) of 17.7%. The change in growth trend is mainly due to the growing demand for electrolyte mixes from the fitness industry. The market is expected to reach $6.88 billion in 2025 at a CAGR of 13.9%"

— Yahoo Finance
August 2021

The above individuals were [not] compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

EXIT STRATEGY

THE INDUSTRY CURRENTLY OUTSOURCES INNOVATION TO ENTREPRENEURS,
often at very attractive multiples, due to their inability to effectively incubate internally.

 Our plan is to scale-up the brand independently for a while and then sell to a strategic, similar to BULLDOG.

 Along the way, as with BULLDOG, the company will explore a distribution partnership with a major strategic player to the extent possible.

 The Company will also remain open to the possibility of a public listing.





ARE YOU
READY TO
JOIN THE
HYDRATION
REVOLUTION?

HALO

APPENDIX


pink lemonade
HALO
HYDRATION
hydrate better. perform better.
lemonade
HALO
HYDRATION
hydrate better. perform better.
435mg electrolytes
72 trace minerals
6 essential vitamins
no artificial colors
and sweeteners
orange
HALO
hydrate better. perform better.
6 STICKS
mixed berry
naturally flavoured with other natural flavours
1g SUGAR
15 CAL
HALO
HYDRATION
hydrate better. perform better.
435mg electrolytes
72 trace minerals
6 essential vitamins
no artificial colors
and sweeteners
advanced hydration electrolyte
& immunity powder supplement
peach
HALO
HYDRATION
hydrate better. perform better.

OUR TRIBE:

We define our target consumers as "Wellness Enthusiasts";
THEY LIKE TO MAKE BETTER-FOR-YOU DECISIONS BUT ARE NOT DIE-HARD ABOUT IT.

- Male & Female, 25-55-year-old.

- **Healthy Active Lifestyle** - exercise a couple of times per week, make better-for-you choices when possible.

- Seek products that are healthy but like it to be made easy for them.

- Like to look good, feel good but not at the cost of enjoying themselves.

- Highly digital, highly social; follow trends & influencers in health and fitness space.

- Care about buying ethical, female-owned, minority owned brands.

- Sustainability component is of value to them.







AUDITED HISTORICAL ANNUAL FINANCIALS PREPARED IN ACCORDANCE WITH US GAAP

HALO LIFESTYLE LLC
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	525,067	$	397,920
Cost of goods sold		535,928		283,762
Gross profit		(10,862)		114,158
Operating expenses				
General and administrative		2,594,896		2,221,774
Sales and marketing		1,426,157		853,663
Total operating expenses		4,021,053		3,075,437
Operating loss		(4,031,914)		(2,961,279)
Interest income		(485)		(6,550)
Other income		(143,656)		-
Loss before provision for income taxes		(3,887,773)		(2,954,729)
Provision/(benefit) for income taxes		-		-
Net Loss	$	(3,887,773)	$	(2,954,729)

change and revision. Please refer to Risk Factors in the Company's fundraising docs

HALO   30

LEGAL NOTICES

This document is intended for limited circulation and is provided to the recipient on a confidential basis so that they may consider an investment in Halo Lifestyle LLC (the Company) The recipient expressly acknowledges and agrees that they will hold this information, this document, and all related documents and disclosures in the strictest confidence. This document is not intended for public use or distribution, and dissemination, publication, distribution, disclosure, copying or use of the information, documents, or disclosures contained herein is expressly prohibited.

These materials do not purport to be all-inclusive or to contain all the information that a prospective investor may desire in investigating the Company. These materials are merely for preliminary discussion only and may not be relied upon for making any investment decision with respect to the Company. Rather, prospective investors should rely upon the Company's definitive purchase agreement and their own independent investigation of the Company. In the event that any of the terms of this presentation are inconsistent with or contrary to the purchase agreement or related investment documents, such documents shall control.

The securities of the Company have not been registered under the United States Securities Act of 1933, as amended, or under any applicable state securities laws, nor has the securities been approved or disapproved by the United States Securities and Exchange Commission (the SEC) or the securities regulatory authority of any state or other jurisdiction. Neither the SEC nor any commissioner of any such state authority or other jurisdiction has passed upon the accuracy or adequacy of this presentation, and any representation to the contrary is unlawful. This presentation does not constitute an offer to sell or a solicitation of interest to purchase any securities in any state or in any other jurisdiction in which such offer or solicitation is not authorized.

This presentation may contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended.

Because such forward-looking statements involve risks and uncertainties, actual results of the Company may differ materially from any expectations, projections or predictions made or implicated in such forward-looking statements. Prospective investors are therefore cautioned not to place undue reliance on such forward-looking statements.

This presentation speaks as of the date hereof and neither the Company does not assume any obligation to provide any recipient of this presentation with subsequent revisions or updates to any historical or forward-looking information contained in this presentation to reflect the occurrence of events and/or changes in circumstances after the date hereof. This document is not an offer to sell securities nor should it be deemed to imply an offer of securities. Any securities offering can only be made to qualified persons (as defined under applicable law). The interests described herein shall not be offered or sold in any jurisdiction in which such offer, solicitation or sale would be unlawful until the requirements of the laws of such jurisdiction have been satisfied. While all the information prepared in this document is believed to be accurate, the Company and its affiliates make no representation or warranty as to the completeness or accuracy of the information in this document and accepts no responsibility.

An investment in the Company is speculative and involves a high degree of risk. Opportunities for transferability of securities in the Company are restricted, so investors may not have access to capital when it is needed. There is no secondary market for the securities, and none is expected to develop. An investor should not make an investment unless it is prepared to lose all or a substantial portion of its investment. Nothing presented herein is intended to constitute investment advice, and no investment decision should be made based on any information provided herein. Past performance is not indicative of future results. Each investor should consult with and rely on its own personal counsel, accountant or other advisors as to legal, tax and economic implications of an investment in the Company and its suitability for such investor.

Third party logos and marks are the property of their respective owners.

EXHIBIT E

Video Transcript

Hey, this is Patrick Mouratoglou I wanted to take a few minutes to tell you guys how much I love Hallo. I integrated it in my routine so easily. It has a complete set of electrolytes, vitamins and minerals, and it's low sugar. It's the perfect addition to your water to make sure that you're actually hydrated.

Hi I'm Andy Murray, and I'm a halo ambassador. Optimum performance is vital for me the product tastes great and it's very healthy. It's got significantly less sugar than rival brands. I personally love the powder sachets they're very easy to travel with. I hope you guys all enjoy it and that you can join the family

Everyone I'm John Saladino, you know and I've been a partner of Halo hydration since the beginning and fell in love with the product because I felt like I needed something beyond water with all the sweating that I put myself through and my clients I needed to replenish what my body was losing and I never was really able to find that the sports drink because so many of them had high levels of sugars, additives, colors, etc. So once I found Halo I realized I can drink a lot of it during the day it would only help improve my performance. It would help improve my rest and recovery and I was able to come back day in and day out feeling optimal. Hope you guys love it as much as I do.

EXHIBIT F

Testing the Waters Materials

FINAL REMINDER TO JOIN THE LIST

THIS IS YOUR LAST CHANCE TO JOIN THE LIST OF ELITE ATHLETES!

Just wanted to send a friendly reminder to join the list if you are even remotely interested in being a part of Team HALO. While we continue to solicit seasoned professional investors and athletes (a la 3-time grand slam tennis champ Sir Andy Murray, soccer phenom Emerson Palmieri, renowned tennis coach Patrick Mouratoglou etc.) as we have in the past, for the first time, you too can own a piece of HALO, and further embed yourself in our mission to inspire the world to hydrate better, with less sugar and calories.

The campaign **goes lives next week** - but when it launches, we want to give you the first opportunity to invest. Sign up below to be the first to know when the campaign goes live! There is no commitment if you sign up, it's just your email saying you are interested!

Thanks again for being such an important part of our mission to change the way the world hydrates. **Game changing innovation** coming down the pike from us so stay tuned and get involved!

Excited for this next chapter,

TEAM HALO

SIGN UP




1:02

HALO Hydration Investor Interest Registration

Thank you for your interest in joining the HALO Hydration team and becoming an investor! We want to make sure our loyal customers get exclusive first access to our equity crowdfunding raise. Please fill out this form to ensure you have the first opportunity to invest!

HALO Hydration is testing the waters to gauge market demand from potential investors for an offering under Rule 506(c) of Regulation D and Regulation CF. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (The Commission) and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by The Commission.

sydnie@seedinvest.com Switch account



* Required

Email *

Your email

Name *

Your answer

